February 10, 2017

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC20549

Attention: Mr. Jeffrey Long

Re:	Global X (File No. 811-22209)

Mr. Long:

This letter responds to the comments given by you to SEI Investments Global Funds Services (“SEI”), in its capacity as administrator for Global X Funds (the “Trust”), in two telephone conversations on January 5, 2017 and January 17, 2017. The comments relate to the Trust’s October 31, 2015, November 30, 2015, and October 31, 2016 annual reports to shareholders filed on Form N-CSR. SEI provides the Trust with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust.

We have reproduced the substance of your comments below, followed by the Trust’s responses.

SEC Comment 1

Please confirm the Global X SuperDividend® Alternatives ETF Acquired Fund Fees and Expenses of 2% as presented in that fund’s prospectus.

Trust Response to Comment 1

The Trust confirms the accuracy of the Acquired Fund Fees and Expenses of 2% as denoted in the prospectus.

SEC Comment 2

The JPMorgan US Sector Rotator Index ETF’s portfolio turnover increased from 63.35% to 907.92% from 2014 to 2015. In future filings, the rationale for large increases or decreases in portfolio turnover should be disclosed.

Trust Response to Comment 2

The Trust agrees and for future filings the rationale for significant changes in portfolio turnover from one year to the next will be disclosed.

SEC Comment 3

The Global X GF China Bond ETF has unrealized on foreign capital gains tax on appreciated securities but this amount is not reflected in the financial highlights’ expense ratio or disclosure of fund expense example. Going forward, any applicable fund should reflect this in both these sections of the financial statements.

Trust Response to Comment 3

The Trust disagrees as this amount is not an expense item but rather a component of gain/loss which would not be included in the financial highlights expense ratio or disclosure of fund expense example.

SEC Comment 4

Confirm for Global X SuperDividend ETF that the return of capital distributions were in compliance with Rule 19-A of the 1940 Investment Act.

Trust Response to Comment 4

The Trust confirms that the return of capital distributions were in compliance with Rule 19-A of the 1940 Investment Act.

SEC Comment 5

The annual prospectus indicates Global X Permanent ETF does not purchase all index securities and it has been noted that this fund appears to be the only Global X fund to not purchase all its applicable index securities. Please confirm rationale for this and confirm that 80% is invested in Index.

Trust Response to Comment 5

The Trust confirms that at least 80% of the Fund’s investments are invested in the Underlying Index. Certain components of the Underlying Index would generate “bad” income for the Fund under Subchapter M under the Internal Revenue Code if held by the Fund. The Fund does not hold these securities to facilitate tax compliance.

SEC Comment 6

For JPMorgan Efficiente Index ETF and JPMorgan US Sector Rotator Index ETF, going forward disclose the realized gains and losses from underlying funds separately in the statement of operations.

Trust Response to Comment 6

The Trust agrees and in future filings will disclose the underlying funds gains and losses in the statement of operations.

SEC Comment 7

For JPMorgan Efficiente Index ETF and JPMorgan US Sector Rotator Index ETF, going forward provide a link to underlying fund holdings when they are greater than 25% of total investments.

Trust Response to Comment 7

The Trust agrees that for funds affiliated with the registrant, the underlying fund’s website will be included in future filings.

SEC Comment 8

The Global X MSCI Colombia ETF’s stated expense cap is 0.61% but in the 10/31/16 annual report the net expense ratio is 0.65%. Please provide rationale for the difference.

Trust Response to Comment 8

The Global X MSCI Colombia ETF has a contractual expense cap in place that seeks to limit expenses to 0.61%. As disclosed in its prospectus, the expense cap does not encompass all expenses; taxes, brokerage fees, commissions, and other transaction expenses, interest and extraordinary expenses (such as litigation and indemnification expenses) are explicitly excluded from the waiver. The Trust notes that the 0.04% difference between the two numbers reflects expenses that are outside the expense cap.

SEC Comment 9

Please specify whether fee waivers that can be recouped for a 3 year period are measured from date of waiver or date of report.

Trust Response to Comment 9

The Trust notes that the fee waiver recoupment period is measured from the date of the waiver.

SEC Comment 10

The notes to financial statements disclose the recent change in accounting estimate in regards to MLP treatment. Please describe the rationale for treating as a change in estimate vs. a change in principle.

Trust Response to Comment 10

The change in estimate treatment was made after careful consideration between management of the Trust as well as those involved in the production and review of the financial statements.

SEC Comment 11

The N-SAR filed for the 10/31/16 annual report does not include exhibit 77k -- Letter from prior auditor -- which is required when there is a change in independent auditors.

Trust Response to Comment 11

The Trust notes that the material information concerning the change in independent auditors was included in the April 30, 2016 semi-annual indicating the change in auditor; however due to administrative oversight the response letter required by Item 304(a)(3) of Reg. S-K was inadvertently omitted.  The Trust filed an amended Form N-SAR on February 3, 2017 that includes this letter.

Please contact Eric Kleinschmidt at (610) 676-3426 if you have any questions or comments.

Very truly yours,

/s/ Eric Kleinschmidt

Eric Kleinschmidt

Assistant Treasurer